DYNAMIC NATURAL RESOURCES, INC.

RESOLUTION OF THE BOARD OF DIRECTORS
And
CONSENT OF THE MAJORITY SHAREHOLDERS

Dated as of April 1, 2008

Pursuant to the authority contained in § 78 of the Nevada Revised Statutes, the undersigned, being a majority of the directors of Dynamic Natural Resources, Inc., a Nevada corporation (the “Company”), and a majority of the shareholders, do hereby adopt the resolutions set forth below after consideration of the merits of each item proposed.

WHEREAS, the Board takes notice that the Company announced in press releases starting August 2006 that the Company would issue as a stock dividend or spin-off its 4,000,000 share stake in Universal Tracking Solutions, Inc. (“UTS”) on a 1:6 basis to its shareholders as of the record date of September 15, 2006, and

WHEREAS, the Company never effected the share dividend or spin-off of UTS shares and

WHEREAS, since March 10, 2008, the Company ant UTS have discussed the possibility of acquiring UTS; and

WHEREAS, the Company and UTS have entered into a term sheet which provides in general that:

•	The Company will acquire 100% of UTS’ issued and outstanding shares;

•	UTS will merge with a subsidiary of the Company;

•	The Company will effect a reverse-stock split prior to the share exchange;

•	The Company will issue shares to UTS current shareholders on a 1:1 basis; and

•	UTS will appoint two directors to the Company’s board of directors, Scott Masse shall appoint two directors, and Daniel Seifer shall be a fifth director;

WHEREAS, the Board believes that acquiring UTS would be in the best interest of its shareholders because:

1.
Achieving a 100% acquisition of UTS corrects the defective situation created in July 2006 when the Company incorporated UTS but announced a plan to distribute the UTS shares and should have been aware that UTS would also be seeking funds from prospective investors, which has caused the company to be unable to spin-off properly UTS or issue its UTS shares as a stock dividend and caused UTS to suffer extreme difficulty and delay in obtaining effectiveness of a Form SB-2 registration statement to register the Company’s and others’ UTS share;

2.
The Company’s current oil and gas enterprise has not achieved the growth expected causing a decline in the Company’s stock price while UTS has made significant progress in the execution of its business plan;

3.
Any concerns about possible shareholder lawsuits from UTS, its shareholders, or the Company's shareholders, in particular, the shareholders as of the record date of September 15, 2006, will be mitigated by the acquisition of UTS; and

4.
The Company will be able to issue a dividend of its common stock in satisfaction of the UTS shares promised as a dividend to record holders on September 15, 2006 enabling those shareholders to control a percentage of UTS, which otherwise did not appear possible in light of UTS’ problems getting its registration statement declared effective.

WHEREAS, the Company should create a second subsidiary and transfer all oil and gas operations to this subsidiary, which will be managed by the Company’s pre-share exchange directors; and

THEREFORE, the Board believes it is in the best interest of the Corporation to authorize the following actions:

1.	Approve the term sheet attached hereto;

2.	Immediately issue shares of common stock on a 10:1 ratio to the holders of record on September 15, 2006;

3.	Authorize a reverse-split of One (1) share for every ten (10) shares of the Company’s issued and outstanding common stock with a record date ten (10) business days after announcement is made;

4.	Create a Nevada corporation as a merger subsidiary to effect a reverse-triangular merger with UTS; and

5.	Create a Nevada corporation as a subsidiary to assign all oil and gas assets, liabilities and operations of the current Company, to be directed by the Company’s current management.

THEREFORE, BE IT RESOLVED, that the Board hereby approves, authorizes, and ratifies the transactions set forth above as having been effective on the dates thereof; and

IT IS FURTHER RESOLVED, that the undersigned officers and directors of the Corporation are hereby authorized, empowered, and directed, in the name of and on behalf of the Corporation, to execute and deliver all such documents, instruments, schedules, forms, and certificates, to make all such payments or perform all such acts and things, and to execute and deliver all such documents as may be necessary from time to time in order to carry out the intention and purpose of this resolution, that all of the acts and doings of any such officers that are consistent with the purpose of this resolution, are hereby authorized, approved, ratified and confirmed in all respects. Accordingly, the above resolution is hereby unanimously adopted.

IN WITNESS WHEREOF, the undersigned directors and a majority of the Company’s shareholders have executed this resolution as of April 1, 2008.

DIRECTOR /s/ Daniel Seifer Daniel Seifer DIRECTOR /s/ Scott Masse Scott Masse DIRECTOR /s/ Jerry Schiano Jerry Schiano
SHAREHOLDERS /s/ Daniel Seifer Daniel Seifer, President Smarts Financial Services /s/ Scott Masse Scott Masse /s/ Wesley Pierce Wesley Pierce /s/ Mark Seifer Mark Seifer /s/ Tammy Seifer Tammy Seifer

BINDING TERM SHEET

Acquirer:	Dynamic Natural Resources (“DNR”)

Target:	Universal Tracking Solutions (“UTS”)

Method:	Share Exchange Agreement

Proposal
DNR proposes to issue a control block of its common stock, $0.0001 par value per share, to the shareholders of UTS in exchange of 100% of the issued and outstanding common stock of UTS, with the result being that UTS will become a wholly-owned subsidiary of DNR and UTS former shareholders will control DNR by owning 11,107,500 of the approximately 14 million total outstanding shares at the closing (the “Share Exchange Transaction”).

As consideration for this proposed Share Exchange Transaction, the pre-exchange shareholders of DNR will retain approximately 3 million shares of common stock position of DNR following the merger and a 1 for 10 reverse split. In addition, the parties agree to the following additional terms:

1. Restructuring of Pre-Share Exchange. DNR will issue 40 million new shares to UTS shareholders entitled to the September 15, 2006 dividend. DNR will then perform a 1 for 10 reverse split on its issued and outstanding stock. DNR will then acquire UTS and issue them an additional 7,107,500 (1 for 1 basis) post split.

2. No Registration Right. Both parties agree that the newly issued shares will be restricted. There will be no registration statement filed to make the newly issued DNR shares free trading. Once the shares have been aged for 6 or 12 months the individual resale restrictions may be lifted pursuant to Rule 144 or other applicable exemption, on a case-by-case basis.

3. PCAOB level Audit. UTS shall obtain and complete a PCAOB level audit of its 2007 financial statements on or before April 15, 2008.

4. “Super” 8-K. UTS and DNR shall jointly prepare and file with the SEC a Form 8-K in final form on or before the fourth day after the closing of the Share Exchange Transaction.

5. Information Statement. DNR shall prepare, file with the SEC, and distribute an Information Statement to its shareholders as a condition to closing, if required by law, and shall obtain SEC approval of its information statement as a condition to closing, if an information statement is required.

6. Share Exchange Agreement. The Parties shall agree on the terms of a share exchange agreement as a condition of closing.

7. Expenses. The parties shall bear their own expenses through the closing. In addition, UTS shall pay the expense of preparation of the Share Exchange Agreement, pre-share exchange Form 8-K, “Super” 8-K, and DNR’s Information Statement.

8. Retention of Russell C. Weigel, III, P.A. and Waiver of Conflict. The parties shall retain the law firm of Russell C. Weigel, III, P.A. (the “law firm”) as their securities counsel through the date of the closing and shall waive in writing any conflict of interest with the Law Firm. The Law Firm will be paid by the two parties a total of $15,000 for the successful completion of the acquisition.

9. Assets and Liabilities. DNR and UTS will continue to operate independently. All assets and liabilities of the individual subsidiaries will be the responsibility of the individual subsidiaries.

10. Board of Directors of DNR. The Board of Directors will be comprised of two members from UTS, two members from DNR, and Daniel Seifer, until the next annual meeting or election of directors.

11. Board of Directors of UTS. The board will remain unchanged.

12. Issuance of Stock and Capital Raising. All new stock issuances and raising capital must be voted on and approved by the majority of the Board of Directors.

13. Assumption of Reporting Responsibilities and Expenses. Immediately following the Share Exchange Transaction, DNR, under the control of UTS’s shareholders, shall immediately assume all responsibilities of DNR, except for fundraising activities. Post exchange, DNR shall be responsible for all reporting requirements required of a public reporting company.

14. Closing. Closing shall occur on or before April 15, 2008.

15. Binding Term Sheet. This term sheet, if signed in counterparts by all of the parties below, shall become binding and enforceable against the parties when the last signature below has been affixed.

We agree to be bound by the above terms;

DNR

By: /s/ Scott Masse
Scott Masse, CEO

UTS

By: /s/ Keith A. Tench
Keith A. Tench, CEO